Exhibit 12
ConAgra Foods, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

Twenty-six weeks ended
November 24, 2013
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$522.5
Add (deduct):
Fixed charges	234.7
Distributed income of equity method investees	10.7
Capitalized interest	(7.6)
Earnings available for fixed charges (a)	$760.3

Fixed charges:
Interest expense	$196.4
Capitalized interest	7.6
One third of rental expense (1)	30.7
Total fixed charges (b)	$234.7

Ratio of earnings to fixed charges (a/b)	3.2

(1) Considered to be representative of interest factor in rental expense.